Pacific Life Insurance Company [700 Newport Center Drive Newport Beach, CA 92660 (800) 722-4448]

ROTH INDIVIDUAL RETIREMENT ANNUITY (“ROTH IRA”) RIDER
This Rider is a part of the Contract to which it is attached (the Contract) by Pacific Life Insurance Company (the Company). This Rider expires concurrently with the Contract and is subject to all provisions, definitions, limitations and conditions of the Contract not changed by this Rider.
The Contract is hereby modified as specified below in order to qualify as a Roth Individual Retirement Annuity (Roth IRA) under Code Section 408A.
The provisions of this Rider shall control if they are in conflict with those of the Contract.
TABLE OF CONTENTS

Page

Definitions	2
Roth IRA Provisions	4
Tax Qualification Provisions	7

A.	Definitions
Annuitant - The individual named as a measuring life for periodic annuity payments under the Contract.
Annuity Start Date - The first day of the first period for which an amount is received as an annuity under the Contract (taking any Separate Shares into account), as provided in Code Section 72(c)(4) and any regulations relating thereto. Such date may be a date shown in the Contract Specifications, or the date the Owner has elected most recently under the Contract, if any, for the start of annuity payments if the Annuitant is still living and the Contract is in force; or if earlier, the date that annuity payments actually begin under the Contract (taking any Separate Shares into account).
Applicable Designation Date - September 30 of the calendar year next following the Owner’s Year of Death, in accordance with Reg. § 1.401(a)(9)-4, Q&A-4.
Applicable Distribution Period - The period used to determine the amount required to be distributed as an RMD during a Distribution Year.
Code -The Internal Revenue Code of 1986, as amended.
Company - Pacific Life Insurance Company.
Compensation - Wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to, commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in Code Section 401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to a self-employed retirement plan). For purposes of this definition, Code Section 401(c)(2) shall be applied as if the term trade or business for purposes of Code Section 1402 included the service described in Code Section 1402(c)(6). Compensation does not include amounts derived from or received as earnings and profits from property (including, but not limited to, interest and dividends) or amounts not includible in gross income (determined without the military compensation exclusion in Code Section 112). Compensation also does not include any amount received as pension or annuity income or as deferred compensation. Compensation shall include differential wage payments for uniformed service members, as defined in Code Section 3401(h)(2), and any amount includible in the individual’s gross income under Code Section 71 with respect to a divorce or separation instrument described in Code Section 71(b)(2)(A). In the case of a married individual filing a joint return, the greater compensation of his or her spouse is treated as his or her own compensation, but only to the extent that such spouse’s compensation is not being used for purposes of the spouse making a contribution to a Roth IRA or a Non-Roth IRA.
Contract or Policy — The attached contract, policy or certificate issued by the Company as a Roth IRA.
Contributions — The Purchase Payments, premiums, rollovers or other contributions received by the Company under the Contract.
Designated Beneficiary or DB — An individual designated or treated as a beneficiary under the Contract for RMD purposes in accordance with the Regulations under Code Section 401(a)(9)(E) and related provisions, e.g., Reg. § 1.401(a)(9)-4. Generally, an individual must be such a beneficiary as of the Owner’s date of death and remain such a beneficiary until the Applicable Designation Date in order to be treated as a Designated Beneficiary.
DB Election Date - The date that is 30 days prior to the DB Required Beginning Date.
DB Required Beginning Date - December 31 of the calendar year next following the Owner’s Year of Death.
Distribution Year - A calendar year for which an RMD is required. The first Distribution Year is the calendar year that contains the DB Required Beginning Date or the Spouse Required Beginning Date, whichever is applicable. Each subsequent calendar year is also a Distribution Year.
IRA - An individual retirement account or individual retirement annuity under Code Section 408.

IRS - Internal Revenue Service.
Life Expectancy - The life expectancy of one or more individuals as determined by using the appropriate table in Reg. § 1.401(a)(9)-9.
Measuring Designated Beneficiary - The Designated Beneficiary as of the DB Required Beginning Date whose Life Expectancy is used under Reg. § 1.401(a)(9)-4 and § 1.401(a)(9)-5, Q&A-7, to determine any Applicable Distribution Period as of such date. If as of the Applicable Designation Date any trust, estate or other entity is treated under Reg. § 1.401(a)(9)-4, Q&A-3 and Q&A-5, as a beneficiary under the Contract (taking any Separate Shares into account), the Contract shall be deemed to have no Measuring Designated Beneficiary. If as of the Applicable Designation Date the Contract (taking any Separate Shares into account) has more than one Designated Beneficiary (and no entity beneficiary), the Measuring Designated Beneficiary is the Designated Beneficiary with the shortest Life Expectancy as of such date.
Non-Roth IRA - An IRA that is not a Roth IRA.
Notice Date - The day on which the Company receives, in a form satisfactory to the Company, proof of death and instructions satisfactory to the Company regarding payment of death benefit proceeds.
Owner or you - The natural person who is the beneficial owner of the Contract.
Owner’s Year of Death - The calendar year in which the Owner dies.
Plan - A tax-qualified retirement plan or arrangement, including an IRA.
Qualified Rollover Contribution — A rollover contribution defined in Code Section 408A(e). See Section B.3 below.
QDRO - A qualified domestic relations order under Code Section 414(p).
Regulation or Reg. — A regulation issued or proposed pursuant to the Code.
RMD - Required minimum distribution under Code Section 401(a)(9) or related Code provision.
Roth IRA - An IRA under Code Section 408A.
Separate Share - A separate portion or segregated share of the benefits under the Contract that is determined by an acceptable separate accounting under Reg. § 1.401(a)(9)-8, Q&A-3, or that qualifies as a segregated share for an alternate payee under a QDRO under Reg. § 1.401(a)(9)-8, Q&A-6(b)(1). A Separate Share shall be treated as a separate contract for RMD purposes and Section B.6 below.
SEP - A Simplified Employee Pension form of IRA under Code Section 408(k).
SIMPLE IRA - A SIMPLE IRA under Code Section 408(p).
Spouse - The Owner’s spouse, including a former spouse covered by a QDRO who is treated as the Owner’s spouse pursuant to Reg. § 1.401(a)(9)-8, Q&A-6.
Spouse’s Continuation Election Date - The date that is 30 days prior to the earlier of the Spouse’s Required Beginning Date or December 31 of the fifth calendar year after the Owner’s Year of Death, in accordance with Reg. § 1.401(a)(9)-3, Q&A-4(c).
Spouse’s Required Beginning Date - The later of December 31 of the calendar year next following the Owner’s Year of Death or December 31 of the calendar year in which the deceased Owner would have attained age 70 1/2.
Spouse’s Year of Death - The calendar year in which the Surviving Spouse dies.
Surviving Spouse - The surviving Spouse of a deceased Owner.

B.	Roth IRA Provisions

1.	Annuitant is Owner - The Annuitant shall be at all times the Owner of the Contract (or its beneficial Owner where a fiduciary is its legal Owner). Such individual Owner’s rights under the Contract shall be nonforfeitable, and the Contract shall be for the exclusive benefit of such Owner and his or her beneficiaries.

2.	Benefits Not Transferable - No benefits under the Contract may be transferred, sold, assigned, borrowed or pledged as collateral for a loan, or as security for the performance of an obligation, or for any other purpose, to any person; except that the Contract may be transferred to a former or separated spouse of the Owner under a divorce or separation instrument described in Code Section 408(d)(6). In the event of such a transfer, the transferee shall be treated for all purposes as the Owner under the Contract.
3.	(a)	Maximum Permissible Amount. Except in the case of a Qualified Rollover Contribution (described in paragraph 3(c) below) or a recharacterization (defined in paragraph 3(e) below), no Contribution shall be allowed into the Contract unless it is in cash, and for any year the total of such Contributions to all the individual Owner’s Roth IRAs for such year does not exceed the lesser of the Owner’s Compensation for such year or $5,000. For years after 2008, the $5,000 limit is indexed for cost-of-living adjustments under Code Section 219(b)(5)(D) at $500 increments.

For an Owner age 50 or older the $5,000 limit is increased by $1,000.

Such a Contribution is referred to herein as a “regular contribution.” Contributions may be limited under paragraphs 3(b) through (d) below, and are not allowed for any inherited IRA.
(b)	Regular Contribution Limit. The maximum regular contribution that can be made to all of the Owner’s Roth IRAs for a taxable year is the smaller of the amount determined under subparagraph 3(b)(i) or (ii) below.
(i)	The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income (“modified AGI,” defined in paragraph 3(f) below) in accordance with the following table:

Filing Status	Full Contribution	Phase-out Range	No Contribution

Modified AGI

Single or Head of Household	$95,000 or less	Between $95,000 and $110,000	$110,000 or more

Joint Return or Qualifying Widow(er)	$150,000 or less	Between $150,000 and $160,000	$160,000 or more

Married-Separate Return	$0	Between $0 and $10,000	$10,000 or more
If the Owner’s modified AGI for a taxable year is in the phase-out range, the maximum regular contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200. For years after 2006, the dollar amounts above are adjusted for cost-of-living adjustments under Code Section 408A(c)(3)(D) at $1,000 increments.

(ii)	If the Owner makes regular contributions to both Roth and Non-Roth IRAs for a taxable year, the maximum regular contribution that can be made to all the Owner’s Roth IRAs for that taxable year is reduced by the regular contributions made to the Owner’s Non-Roth IRAs for the taxable year (ignoring SIMPLE IRA or SEP contributions pursuant to Code Section 408A(f)(2)).
(c)	Qualified Rollover Contribution Limit. A Qualified Rollover Contribution is defined in Code Section 408A(e), and includes a rollover contribution from another Roth IRA or a rollover contribution of a distribution from an IRA that meets the requirements of Code Section 408(d)(3), except that the one-rollover-per-year rule of Code Section 408(d)(3)(B) does not apply if the rollover contribution is from a Non-Roth IRA. A Qualified Rollover Contribution also includes a rollover from a designated Roth account described in Code Section 402A or a rollover from an eligible retirement plan described in Code Section 402(c)(8)(B).

(d)	SIMPLE IRA limits. No Contribution shall be allowed into the Contract under a SIMPLE IRA Plan established by any employer pursuant to Code Section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA Plan shall be allowed into the Contract from a SIMPLE IRA prior to the expiration of the 2-year period beginning on the date the individual Owner first participated in that employer’s SIMPLE IRA Plan.

(e)	Recharacterization. A regular contribution to a Non-Roth IRA may be recharacterized pursuant to Reg. § 1.408A-5 as a regular contribution to this Roth IRA, subject to the limits in paragraph 3(b) above.

(f)	Modified AGI. For purposes of paragraphs 3(b) and (c) above, an Owner’s modified AGI for a taxable year is defined in Code Section 408A(c)(3) and does not include any amount included in adjusted gross income as a result of a rollover from an eligible retirement plan other than a Roth IRA (a “conversion”).

(g)	Despite any limit on Contributions, an individual may make a repayment of (i) a qualified reservist distribution described in Code Section 72(t)(2)(G) during the 2-year period beginning on the day after the end of the active duty period or (ii) a distribution for a federally declared disaster when authorized.

(h)	The Owner shall have the sole responsibility for determining whether any Contribution satisfies applicable income tax requirements.
4.	Flexible Premiums - Any premium or Purchase Payment under the Contract (after the initial payment) is not fixed, but may not be less than any minimum amount stated in the Contract Schedule.

5.	Refunds - Any premium refund declared by the Company under the Contract, other than a refund attributable to an excess Contribution, shall be applied toward the purchase of additional benefits or the payment of future premiums before the close of the calendar year following the calendar year of the refund.

6.	Required Minimum Distributions (RMDs) upon Owner’s Death - Upon the Owner’s death, the Contract and all benefits, distributions and payments made under it shall comply with and conform to the RMD and incidental death benefit rules in Code Sections 401(a)(9), 408(a)(6) and 408(b)(3), as modified by Code Section 408A(c)(5), and in the Regulations relating thereto, and shall be administered or adjusted accordingly, e.g., pursuant to the Tax Qualification Provisions below. Such rules shall override any benefit, distribution or payment provisions in the Contract that are inconsistent with such rules, and the selection of any annuity or other distribution option described in the Contract (or offered by the Company) that does not satisfy the requirements of this Section B.6 or Code Section 401(a)(9) shall not be permitted. In addition, each Owner’s beneficiary shall have the sole responsibility for requesting or arranging for distributions from his interest that comply with this Rider and applicable income tax requirements. No amount is required to be distributed prior to the Owner’s death. Accordingly, except to the extent that RMDs are waived in accordance with Code Section 401(a)(9) (e.g., for 2009):
(a)	Upon the Owner’s death, the entire interest shall be distributed by December 31 of the fifth calendar year that follows the Owner’s Year of Death, except to the extent that paragraph 6(b) or (c) below applies.

(b)	If the Surviving Spouse is the sole Designated Beneficiary under the Contract (taking any Separate Shares into account) as of the Applicable Designation Date, then -
(i)	If no irrevocable written election to the contrary has been filed with the Company by the deceased Owner or the Surviving Spouse prior to the Spouse’s Continuation Election Date, the Contract shall continue in the name of the deceased Owner, and RMDs must begin by the Spouse’s Required Beginning Date and be distributed over the Surviving Spouse’s remaining Life Expectancy (by December 31 of each subsequent Distribution Year). The RMD amount that must be distributed each Distribution Year with respect to the Contract shall be equal to the quotient obtained by dividing the account balance for the Contract (as determined under Reg. § 1.401(a)(9)-6, Q&A-12, and § 1.408-8, Q&A-6, including any adjustment for any rollover, transfer or recharacterization under Reg. § 1.408-8, Q&A-7 or Q&A-8) by the Applicable Distribution Period. For these purposes, the Applicable Distribution Period for each Distribution Year after the Owner’s Year of Death -
(1)	Is measured by the Surviving Spouse’s remaining Life Expectancy, recalculated annually through the Spouse’s Year of Death, and

(2)	For a Distribution Year after the Spouse’s Year of Death, is measured by the Surviving Spouse’s remaining Life Expectancy as of the Surviving Spouse’s birthday in the Spouse’s Year of Death, reduced by one year for each calendar year that has elapsed since the calendar year next following the Spouse’s Year of Death.
If the Surviving Spouse dies before the Spouse’s Required Beginning Date for such a continued Contract, then the Surviving Spouse shall be treated as the deceased Owner for purposes of this Section B.6 (except that any surviving spouse of such a deceased Surviving Spouse cannot continue the Contract further under this subparagraph (i) as a Surviving Spouse). Any Surviving Spouse may arrange to have any portion (or all) of any RMD that is distributable with respect to such Surviving Spouse’s interest in the Contract distributed from another Roth IRA formerly owned by such deceased Owner for which such Surviving Spouse is also a designated beneficiary (rather than from the Contract), in accordance with Reg. § 1.408-8, Q&A-9.

(ii)	The Surviving Spouse may elect at any time to treat the entire remaining interest in the Contract as a Roth IRA of such Surviving Spouse, if such Surviving Spouse has an unlimited right to withdraw amounts from the Contract and is the sole beneficiary of the Contract, within the meaning of Reg. § 1.408-8, Q&A-5(a). Such an eligible Surviving Spouse shall make such an election by a written request to the Company to redesignate such Surviving Spouse as the Owner and Annuitant of the Contract. Such an eligible Surviving Spouse shall be deemed to have made such an election if either -
(1)	Such Surviving Spouse makes any transfer, rollover or other Contribution of any amount for the benefit of such Surviving Spouse into the Contract, or

(2)	Such Surviving Spouse directs the Company in writing to transfer or rollover any part or all of the assets to which such Surviving Spouse is entitled under the Contract to another Roth IRA owned by such Surviving Spouse, or

(3)	Any RMD that is required to be distributed from the Contract under this Section B.6 or under Code Section 401(a)(9) (e.g., in the case of any amount rolled over or transferred into the Contract from a Plan) is not distributed within the appropriate time.
(iii)	The Surviving Spouse may make an irrevocable election in writing with the Company by the Spouse’s Continuation Election Date to have such Surviving Spouse’s entire interest under the Contract distributed under another method available under the Contract (or offered by the Company) that qualifies under Code Section 401(a)(9), e.g., under Reg. § 1.401(a)(9)-6, Q&A-1(a), or § 1.401(a)(9)-8, Q&A-2. In addition to any optional method that qualifies under the 5-year rule in paragraph 6(a) above, such optional methods include the following:
(1)	Any annuity option that satisfies Reg. § 1.401(a)(9)-5, Q&A-1(e), and provides for periodic distributions that begin no later than the Spouse’s Required Beginning Date, or

(2)	Any other method that provides for periodic distributions that begin no later than the Spouse’s Required Beginning Date and do not extend beyond the remaining Life Expectancy of such Surviving Spouse.
(c)	If as of the Applicable Designation Date the Contract (taking any Separate Shares into account) has at least one Designated Beneficiary and no entity (e.g., a trust or estate) is treated under Reg. § 1.401(a)(9)-4, Q&A-3 and Q&A-5, as a beneficiary under the Contract, then -

(i)	To the extent that no irrevocable election to the contrary has been filed with the Company by the deceased Owner or any such Designated Beneficiary by the DB Election Date (and no Surviving Spouse is the sole Designated Beneficiary), then annual distributions of the remaining interest in the Contract must be made over the Applicable Distribution Period starting with the DB Required Beginning Date. In that case, the RMD amount that must be distributed each Distribution Year with respect to the Contract shall be equal to the quotient obtained by dividing the account balance for the Contract (as determined in accordance with subparagraph 6(b)(i) above) by the Applicable Distribution Period. For these purposes -
(1)	The Applicable Distribution Period for the Distribution Year next following the Owner’s Year of Death is determined by the Measuring Designated Beneficiary’s remaining Life Expectancy, using such beneficiary’s age as of such beneficiary’s birthday in such Distribution Year; and

(2)	For a subsequent Distribution Year the Applicable Distribution Period is reduced by one year for each calendar year that has elapsed since the calendar year next following the Owner’s Year of Death.
Such RMD amount must be distributed no later than the DB Required Beginning Date, and for each subsequent Distribution Year by December 31 thereof. However, any Designated Beneficiary may arrange to have any portion (or all) of such RMD (that is distributable with respect to such beneficiary’s interest in the Contract) distributed from another Roth IRA formerly owned by such deceased Owner for which such beneficiary is also a designated beneficiary (rather than from the Contract), in accordance with Reg. § 1.408-8, Q&A-9.

(ii)	Any such Designated Beneficiary may make an irrevocable election in writing with the Company by the DB Election Date to have such Designated Beneficiary’s entire interest under the Contract distributed under another method available under the Contract (or offered by the Company) that qualifies under Code Section 401(a)(9), e.g., under Reg. § 1.401(a)(9)-6, Q&A-1(a), or § 1.401(a)(9)-8, Q&A-2. In addition to any optional method that qualifies under the 5-year rule in paragraph 6(a) above, such optional methods include the following:
(1)	Any annuity option that satisfies Reg. § 1.401(a)(9)-5, Q&A-1(e), and provides for periodic distributions that begin no later than the DB Required Beginning Date, or

(2)	Any other method that provides for periodic distributions that begin no later than the DB Required Beginning Date and do not extend beyond the remaining Life Expectancy of the Measuring Designated Beneficiary.
(d)	Any amount payable to a minor child of the Owner shall be treated as if it is payable to the Surviving Spouse to the extent that the remainder of the interest becomes payable to such Spouse when such child reaches the age of majority, in accordance with Reg. § 1.401(a)(9)-6, Q&A-15.

(e)	Unless the Owner has provided to the contrary in writing to the Company (e.g., by selecting a certain annuity option), any beneficiary of any interest under the Contract shall have an unlimited right after the Notice Date, upon 30 days written notice to the Company, to withdraw any portion or all of such interest or to apply any such amount to an annuity option that qualifies under Reg. § 1.401(a)(9)-5, Q&A-1(e).

(f)	If the Owner dies before the entire interest under the Contract has been distributed, no additional cash Contributions or rollover Contributions shall be allowed into the Contract, except where the Surviving Spouse elects (or is deemed to elect) to convert the Contract to be his or her own Roth IRA, as specified above in this Section B.6.
7.	Annual Reports - The Company shall furnish annual calendar year reports concerning the status of the Contract and such information concerning RMDs as is prescribed by the IRS.

C. Tax Qualification Provisions
The Contract as amended by this Rider is intended to qualify as part of a tax-qualified Roth IRA arrangement, plan or contract under Code Section 408A, and to satisfy the applicable requirements of Code Section 408A and any Regulations relating thereto. To achieve these purposes, the provisions of this Rider and the Contract (including any other rider or endorsement that does not specifically override these tax qualification provisions) are to be interpreted to ensure or maintain such a tax qualification, despite any other provision to the contrary. Any benefits, payments or distributions under the Contract shall be conformed or restricted to, or made in, any amount, time and manner needed to maintain such a tax qualification under the applicable provisions of the Code and Regulations, and the Contract shall be subject to separate accounting (e.g., for undistributed excess Contributions or RMDs, with earnings thereon), subdivision or severance (e.g., into an annuity contract that is subject to Code Section 72(s) provisions) to maintain such a tax qualification (including the favorable tax treatment of the Contract or any distribution thereunder), to the maximum extent possible. The Company reserves the right to amend this Rider or the Contract from time to time to reflect any clarifications that may be needed or are appropriate to maintain such a tax qualification or to conform the Contract to any applicable changes in the tax qualification requirements, as provided in the Code or any Regulations or other published IRS guidance relating thereto, without consent (where allowed by law). The Company will send you a copy of any such amendment.
All other terms and conditions of your Contract remain unchanged.
PACIFIC LIFE INSURANCE COMPANY

[ Chairman and Chief Executive Officer	Secretary ]